EXHIBIT 4.2

                       CONVERTIBLE DEBT TERM SHEET

When signed by all parties, this Term Sheet will memorialize the terms and conditions of a binding agreement between Thomas M. Wheeler ("Wheeler") and DDL Electronics, Inc. ("DDL") as to all of the terms herein set forth. This agreement may be supplemented by additional definitive agreements, instruments and other documents including terms and conditions customary in transactions of this nature but not inconsistent herewith. The terms set forth herein shall not be further modified or negotiated without the consent of both parties and shall be included in the definitive agreements.

     1.     Wheeler's Advance:   Not later than June 30, 1997, Wheeler
will advance $2 million to DDL in immediately available funds for the purpose of prepaying DDL's outstanding senior secured notes on June 30, 1997.

     2.     Convertible Note:   DDL will issue to Wheeler a secured non-
negotiable Convertible Note bearing simple interest, payable quarterly in arrears, at 8% per annum, maturing at August 31, 1998 unless the maturity thereof is accelerated pursuant to paragraph 3 below. Subject to the prepayment option referred to in such paragraph 3, all (but not less than all) of such Convertible Note may at Wheeler's option be convertible at any time into DDL common stock until August 31, 1998 at a conversion price equal to $0.75 per share of such common stock, subject to antidilution adjustments.

     3.     Prepayment Option:   Provisions will be included in the
final documents for prepayment of the note any time after sixty days from closing. Prepayment will require 30 days notice from DDL in which time Wheeler has first right of refusal to exercise his conversion rights at $0.75 per share in lieu of prepayment.

     4.     Security:   The note will be secured by a pledge of all of
the outstanding common stock of SMTEK, Inc. as collateral.

     5.     Registration Requirement:   DDL will register the shares
after conversion on the next available registration of stock, but not later than twelve months from conversion. A lock-up period of three months from conversion will be established in the final documents.

     6.     Corporate Governance:   Wheeler will be given the right to
select two representatives on DDL's Board of Directors immediately upon funding. DDL will reconstitute its Board to make two Director positions available within the seven existing positions. Gregory L. Horton and Richard K. Vitelle will remain on the Board.

Agreed as of June 30, 1997:

DDL ELECTRONICS, INC.


By:   /s/Gregory L. Horton                         /s/Thomas M. Wheeler
      __________________________________           _____________________
      Gregory L. Horton, President & CEO           Thomas M. Wheeler

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